UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9/A

Solicitation/Recommendation Statement Under

Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 3)

Rewards Network Inc.

(Name of Subject Company)

Rewards Network Inc.

(Name of Persons Filing Statement)

Common stock, $0.02 par value per share

(Title of Class of Securities)

761557206

(CUSIP Number of Class of Securities)

Roya Behnia

Senior Vice President, General Counsel and Secretary

Rewards Network Inc.

Two North Riverside Plaza Suite 950

Chicago, Illinois 60606

(312) 521-6767

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Persons Filing Statement)

Copy to:

Timothy J. Melton

Jones Day

77 West Wacker

Chicago, Illinois 60601

(312) 782-3939

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission on November 8, 2010 (as amended or supplemented from time to time, the “Statement”) by Rewards Network Inc., a Delaware corporation (the “Company”). The Statement relates to the cash tender offer by EGI Acquisition, L.L.C., a Delaware limited liability company (“Purchaser”) and a wholly owned indirect subsidiary of EGI Acquisition Parent, L.L.C., a Delaware limited liability company (“Parent”), disclosed in the combined Tender Offer Statement and Rule 13e-3 Transaction Statement filed under cover of Schedule TO, dated November 8, 2010 (as amended or supplemented from time to time, the “Schedule TO”) and filed with the Securities and Exchange Commission by Purchaser and Parent, to purchase all of the issued and outstanding shares of common stock, $0.02 par value per share (the “Shares”), of the Company, other than Shares owned by Parent and Purchaser, at a purchase price of $13.75 per Share, net to the seller in cash, without interest and less any applicable withholding taxes (such price per Share, or if increased, such higher price per Share, the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 8, 2010 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”).

Item 4.	The Solicitation or Recommendation.

Item 4 of the Statement is hereby amended and supplemented as follows:

1.	The third paragraph under “Background of the Offer and Merger and Reasons for the Recommendation—Background of the Offer and Merger” is hereby amended by adding the following sentence to the end of such paragraph:

“These directors were selected because, among other things, each had experience relevant to the various types of strategic alternatives the committee intended to consider and was independent of management.”

2.	The sixth paragraph under “Background of the Offer and Merger and Reasons for the Recommendation—Background of the Offer and Merger” is hereby amended by adding the following sentences as the fifth and sixth sentences of such paragraph:

“Given that no decision had been made regarding the possible sale of the Company, the Board determined that a targeted group of parties that were believed to be the most likely candidates to have an interest in a potential transaction should be contacted at this initial stage. The targeted group included nine strategic and three financial parties that either previously had contacted the Company regarding a potential transaction or had (or had investments in companies with) complementary business lines to those of the Company and the financial capability to complete such a transaction.”

3.	The seventh paragraph under “Background of the Offer and Merger and Reasons for the Recommendation—Background of the Offer and Merger” is hereby amended and restated in its entirety as follows:

“On April 22, 2010, one of these parties (“Bidder A”) submitted to the Board a non-binding indication of interest to acquire for cash all of the outstanding Shares in a going-private transaction with a purchase price in a range of $16.50 to $17.50 per Share. Bidder A executed a confidentiality agreement with the Company on March 25, 2010, and this agreement was amended and restated on May 24, 2010.”

4.	The eighth paragraph under “Background of the Offer and Merger and Reasons for the Recommendation—Background of the Offer and Merger” is hereby amended by adding the following sentence as the second sentence of such paragraph:

“EGI’s expression of interest did not specify a purchase price.”

5.	The ninth paragraph under “Background of the Offer and Merger and Reasons for the Recommendation—Background of the Offer and Merger” is hereby amended by adding the following sentence as the third sentence of such paragraph:

“The Special Committee made no decision at this meeting to pursue a broader exploration of strategic alternatives.”

6.	The fourteenth paragraph under “Background of the Offer and Merger and Reasons for the Recommendation—Background of the Offer and Merger” is hereby amended by adding the following sentence as the fourth sentence of such paragraph:

“The parties contacted included a broad group of companies that operate or have portfolio companies that operate in industry sectors that generally are reflective of the various components of the Company’s business, including customer loyalty and/or rewards providers, information services providers, e-commerce and/or online marketing companies, specialty finance and/or payment processing companies, or financial parties that historically had pursued transactions similar to the proposed transaction with the Company.”

7.	The fifteenth paragraph under “Background of the Offer and Merger and Reasons for the Recommendation—Background of the Offer and Merger” is hereby amended by adding the following sentence as the fourth sentence of such paragraph:

“Harris Williams noted for the Special Committee that, as of that date, 114 parties had been contacted (including 14 strategic parties and 100 financial parties), all such parties had received the Company’s summary fact sheet, 34 parties had received the Company’s confidential information memorandum and, of those parties, 26 continued to review the information while eight parties had expressed no interest in a possible transaction with the Company.”

8.	The sixteenth paragraph under “Background of the Offer and Merger and Reasons for the Recommendation—Background of the Offer and Merger” is hereby amended and restated in its entirety as follows:

“Between July 26 and July 28, 2010, six potentially interested parties submitted letters indicating an interest in acquiring the Company. All six of these parties were financial sponsors, and included Bidder A and EGI. Bidder A submitted a revised indication of interest with a purchase price of $15.60 per Share. Another bidder (“Bidder B”) submitted an indication of interest with a purchase price of $16.44 per Share. Another bidder (“Bidder C”) submitted an indication of interest with a purchase price in a range of $15.00 to $17.00 per Share. Another bidder (“Bidder D”) submitted an indication of interest with a purchase price of $15.25 per Share. Another bidder (“Bidder E”) submitted an indication of interest with a purchase price of $13.50 per Share. EGI submitted an updated indication of interest that restated its existing proposed purchase price of $13.50 per Share.

On July 29, 2010, the Special Committee met, together with representatives of Jones Day and Harris Williams, to review the preliminary indications of interest received. Based on the value ranges and other proposed terms of a transaction included in each of these indications of interest, the Special Committee determined to permit four of the six potentially interested parties to proceed in the process, including Bidder A. The proposals from these four advancing parties included proposed purchase prices that ranged from $15.00 per Share to $17.00 per Share. The Special Committee instructed Harris Williams to inform EGI and Bidder E that the Special Committee was focusing its attention and the Company’s resources on the highest offers received in the strategic review process. The Special Committee further instructed Harris Williams to assist senior management of the Company with finalizing a management presentation for the advancing parties.”

9.	The eighteenth paragraph under “Background of the Offer and Merger and Reasons for the Recommendation—Background of the Offer and Merger” is hereby amended and restated in its entirety as follows:

“On August 12, 2010, the Company provided the remaining bidders with access to the Company’s online data room and additional confidential information of the Company. From August 9 to August 20, 2010, the Company’s senior management made separate presentations to each of the five selected bidders and, in some cases, their potential financing sources at the offices of Jones Day in Chicago. On August 11, 2010, the

Company made a management presentation to Bidder A and, on August 13, 2010, the Company made a management presentation to EGI. The Company made a management presentation to Bidder B on August 16, 2010, to Bidder C on August 17, 2010, and to Bidder D on August 10, 2010.

On August 13, 2010, the Special Committee met to receive an update on the continued levels of interest of EGI, Bidder A and Bidder D. Harris Williams informed the Special Committee that EGI, Bidder A and Bidder D had attended management presentations and noted requests for additional diligence made by certain parties following such presentations. On August 18, 2010, the Special Committee met to receive an update on the continued levels of interest of Bidder B and Bidder C. Harris Williams informed the Special Committee that Bidder B and Bidder C had attended management presentations and Bidder C indicated an interest in reviewing certain financial information with the management team following such presentation. Based on the lack of interest expressed by Bidder B, Harris Williams informed the Special Committee that it did not believe that Bidder B would conduct additional due diligence or submit a subsequent bid. Bidder B did not submit a subsequent bid. At each of these meetings, and at a meeting on August 20, 2010, the Special Committee discussed Bidder A’s request for expense reimbursement and the potential terms of an expense reimbursement agreement. At the meeting on August 20, 2010, the Special Committee also discussed and approved the contents of a letter to the bidders soliciting final bids.”

10.	The twenty-second paragraph under “Background of the Offer and Merger and Reasons for the Recommendation—Background of the Offer and Merger” is hereby amended by adding the following sentence as the fourth sentence of such paragraph:

“The Special Committee considered the possibility that certain bidders might decide not to proceed with the Company’s strategic review process after reviewing the revised financial forecast.”

11.	The thirty-third paragraph under “Background of the Offer and Merger and Reasons for the Recommendation—Background of the Offer and Merger” is hereby amended by adding the following sentence as the third sentence of such paragraph:

“Given that the information contained in the Financial Forecast reflected a continuing general decline in the Company’s anticipated financial performance, the Special Committee determined not to re-engage Bidder A, Bidder C or Bidder D in the strategic review process.”

Item 8.	Additional Information.

Item 8 of the Statement is hereby amended and supplemented to include the following:

“On November 30, 2010, the parties to the action captioned Discovery Partners v. Robert L. Blake, et al., Case No. 10CH48639, filed on November 10, 2010 in the Circuit Court of Cook County, Illinois, executed a Memorandum of Understanding (the “Memorandum”) reflecting their agreement to fully and finally settle the lawsuit. In return for the dismissal of the lawsuit with prejudice and releases of any and all claims against defendants arising out of the transaction, the Memorandum provides for, among other things, (1) the Company to provide supplemental disclosures that are contained in this Amendment No. 3 and (2) the payment of attorneys’ fees in the amount of $600,000. The settlement is contingent upon, among other things, consummation of the Merger and approval by the Circuit Court of Cook County, Illinois. This summary of the Memorandum does not purport to be complete and is qualified in its entirety by reference to the Memorandum, which is filed as Exhibit (a)(10) to the Statement and is incorporated herein by reference.”

Item 9. Exhibits.

Item 9 of the Statement is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(10)	Memorandum of Understanding, dated as of November 30, 2010, in relation to Discovery Partners, on behalf of itself and all others similarly situated, vs. Ronald L. Blake, Donald J. Liebentritt, Raymond A. Gross, F. Philip Handy, Marc C. Particelli, Michael J. Soenen, Mark R. Sotir, the Company and EGI, Case No. 10CH48639.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 30, 2010

REWARDS NETWORK INC.

By:	/s/ Roya Behnia
Name:	Roya Behnia
Title:	Senior Vice President, General Counsel and Secretary

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)	Offer to Purchase, dated November 8, 2010 (incorporated by reference to Exhibit (a)(1)(i) to the Schedule TO).

(a)(2)	Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(ii) to the Schedule TO).

(a)(3)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(iii) to the Schedule TO).

(a)(4)	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(iv) to the Schedule TO).

(a)(5)	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(v) to the Schedule TO).

(a)(6)	Summary Advertisement to be published in The New York Times on November 8, 2010 (incorporated by reference to Exhibit (a)(1)(vi) to the Schedule TO).

(a)(7)	Press release issued by the Company, dated October 28, 2010 (incorporated by reference to Exhibit 99.2 to the Company’s Current Report on Form 8-K filed on October 28, 2010).

(a)(8)*	Letter to stockholders of the Company, dated November 8, 2010.

(a)(9)*	Complaint of Discovery Partners, on behalf of itself and all others similarly situated, against Ronald L. Blake, Donald J. Liebentritt, Raymond A. Gross, F. Philip Handy, Marc C. Patricelli, Michael J. Soenen, Mark R. Sotir, the Company and EGI, Case No. 10CH48639, filed in the Circuit Court of Cook County, Illinois on November 10, 2010.

(a)(10)	Memorandum of Understanding, dated as of November 30, 2010, in relation to Discovery Partners, on behalf of itself and all others similarly situated, vs. Ronald L. Blake, Donald J. Liebentritt, Raymond A. Gross, F. Philip Handy, Marc C. Particelli, Michael J. Soenen, Mark R. Sotir, the Company and EGI, Case No. 10CH48639.

(e)(1)	Agreement and Plan of Merger, dated as of October 28, 2010, by and among the Company, Purchaser and Parent (incorporated by reference to Exhibit 2.1 of the Company’s Current Report on Form 8-K filed on October 28, 2010).

(e)(2)*	Confidentiality Agreement, dated as of May 17, 2010, by and between the Company and Parent.

(e)(3)	Tender and Support Agreement, dated as of October 28, 2010 by and among Samstock, L.L.C., EGI-Fund (00) Investors, L.L.C., EGI-Fund (05-07) Investors, L.L.C., EGI-Fund (08-10) Investors, L.L.C., Parent and Purchaser (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed on October 28, 2010).

(e)(4)	Limited Guarantee, dated October 28, 2010, by EGI-Fund (08-10) Investors, L.L.C. (incorporated by reference to Exhibit 99.1 of the Company’s Current Report on Form 8-K filed on October 28, 2010).

(e)(5)	Rewards Network Inc. 2004 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q filed on August 5, 2004).

(e)(6)	Amendment No. 1 to the Rewards Network Inc. 2004 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q filed on August 5, 2004).

(e)(7)	Rewards Network Inc. 2006 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on May 26, 2006).

(e)(8)	Amendment No. 1 to the Rewards Network Inc. 2006 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.10 to the Company’s Annual Report on Form 10-K filed on March 12, 2009).

(e)(9)	Amendment No. 2 to the Rewards Network Inc. 2006 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.5 to the Company’s Current Report on Form 8-K filed on August 18, 2010).

(e)(10)	Employment Agreement, dated September 13, 2005, between the Company and Ronald L. Blake (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on September 14, 2005).

(e)(11)	Amendment No. 1 to Employment Agreement, dated December 31, 2008, between the Company and Ronald L. Blake (incorporated by reference to Exhibit 10.23 to the Company’s Annual Report on Form 10-K filed on March 12, 2009).

(e)(12)	Offer Letter, dated August 10, 2000, between Transmedia Network Services Inc. and Megan E. Flynn (incorporated by reference to Exhibit 10.22 to the Company’s Annual Report on Form 10-K filed on March 15, 2006).

(e)(13)	Severance, Proprietary Interest Protection and Non-Solicitation Agreement, dated as of March 18, 2005, between Rewards Network Services Inc. and Megan E. Flynn (incorporated by reference to Exhibit 10.23 to the Company’s Annual Report on Form 10-K filed on March 15, 2006).

(e)(14)	Amendment No. 1 to Severance, Proprietary Interest Protection and Non-Solicitation Agreement, dated as of December 15, 2008, between Rewards Network Services Inc. and Megan E. Flynn (incorporated by reference to Exhibit 10.26 to the Company’s Annual Report on Form 10-K filed on March 12, 2009).

(e)(15)	Offer Letter, dated April 14, 2005, between Rewards Network Services Inc. and Christopher J. Locke (incorporated by reference to Exhibit 10.24 to the Company’s Annual Report on Form 10-K filed on March 15, 2006).

(e)(16)	Letter Agreement, dated as of November 7, 2007, between the Company and Christopher J. Locke (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q filed on November 8, 2007).

(e)(17)	Amendment to Severance Letter Agreement, dated as of December 10, 2008, between the Company and Christopher J. Locke (incorporated by reference to Exhibit 10.29 to the Company’s Annual Report on Form 10-K filed on March 12, 2009).

(e)(18)	Offer Letter, dated August 3, 2006, between the Company and Roya Behnia (incorporated by reference to Exhibit 10.6 to the Company’s Quarterly Report on Form 10-Q filed on August 8, 2006).

(e)(19)	Amendment to Offer Letter, dated December 10, 2008, between the Company and Roya Behnia (incorporated by reference to Exhibit 10.34 to the Company’s Annual Report on Form 10-K filed on March 12, 2009).

(e)(20)	Form of Change in Control Bonus Letter Agreement (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on August 18, 2010).

(e)(21)	Change in Control Bonus Letter Agreement, dated August 16, 2010, between Rewards Network Inc. and Christopher J. Locke (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on August 18, 2010).

Annex A*	Opinion of Harris Williams & Co., dated October 27, 2010

Annex B*	Information Statement of the Company, dated as of November 8, 2010

*	Filed previously